UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2015
Commission File Number: 001-36437

Dorian LPG Ltd.
(Translation of registrant's name into English)

Dorian LPG Ltd., c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated February 5, 2015 of Dorian LPG Ltd. announcing its financial results for the three months ended December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dorian LPG Ltd.
(registrant)
Dated: February 6, 2015	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 1

Dorian LPG Ltd. Announces Third Quarter 2015 Financial Results

STAMFORD, CT – February 5, 2015 -- Dorian LPG Ltd. (NYSE: LPG) (the "Company" or "Dorian LPG"), a leading owner and operator of modern very large gas carriers (“VLGCs”), today reported its financial results for the three months ended December 31, 2014.

Highlights – Third Quarter

•	Took delivery of the third vessel under our VLGC newbuilding program, the Corvette, which is now trading in the spot market, from Hyundai Heavy Industries Co. Ltd. (“Hyundai”), on January 2, 2015.
•	Voted “Tanker Company of the Year 2014” at the Lloyd’s List Greek Shipping Awards.
•	Secured commitments for up to $761 million of debt financing for the VLGC newbuilding program.
•	Added two new independent board members: Ted Kalborg, founder of shipping investment firm Tufton Oceanic, and Malcolm McAvity, former vice chairman of energy trader Phibro.

John Hadjipateras, Chairman, President and Chief Executive Officer, commented, “We continued to execute on our strategic plan to build out our fleet in the third quarter with the delivery of the Corvette in early January of this year.  Corvette is the third fuel efficient ECO-design VLGC to enter the Dorian fleet.  We currently own and manage a modern fleet of six VLGCs and one pressurized LPG carrier with newbuilding contracts for the construction of 16 new fuel-efficient ECO-design VLGCs to be delivered in the next twelve months.  I am pleased to report that we have now received debt financing commitments to complete the funding of our newbuilding program with no need to raise any additional debt or equity.  With our newbuilding program on track and fully funded, we believe we remain well positioned to take advantage of the trends that will benefit the LPG industry over the long term as one of the leading owners of modern ECO VLGCs”
Third Quarter 2015 Results Summary
Revenues of $32.6 million for the three months ended December 31, 2014, which represent time charter and voyage charters earned for our five VLGC vessels and our pressurized 5,000 cbm vessel, increased $18.9 million, or 137.7%, from $13.7 million for the three months ended December 31, 2013. The increase is primarily attributed to the delivery and operation of two newbuilding VLGCs in 2014. Additionally, revenues for one of our VLGCs increased by $5.7 million due to a transition from time charter during the three months ended December 31, 2013 to the spot market in the current quarter. Three of our VLGCs operated in the spot market and earned $25.3 million in voyage charter revenues. The Grendon, which ended its time charter at the end of May 2014, earned $0.2 million of voyage charter revenues and had 19 operating days for the three months ended December 31, 2014. Two of our VLGCs earned time charter revenues amounting to $7.0 million. Time charter revenues included $2.4 million of profit sharing.

Voyage expenses were approximately $7.8 million during the three months ended December 31, 2014, an increase of $5.0 million, from $2.8 million for the three months ended December 31, 2013. This increase is mainly attributable to an increase in the number of vessels operating in the spot market, which resulted in increased bunkers of $3.5 million, as well as an increase in the number of vessels in the operating fleet, which resulted in an increase in port charges, canal dues and other related expenses of $1.0 million and brokers’ commissions of $0.4 million. Depreciation and amortization was approximately $4.0 million for the three months ended December 31, 2014, an increase of $1.5 million from $2.5 million for to the three months ended December 31, 2013, and mainly relates to depreciation expense for our additional operating vessels.
Vessel operating expenses are influenced by the number of vessels, the age and size of the vessel, the condition of the vessel and other factors. Vessel operating expenses were approximately $5.7 million during the three months ended December 31, 2014, or $10,401 per vessel per calendar day, which is calculated by dividing vessel operating expenses by calendar days for the relevant time period. This was an increase of $2.4 million, or $1,528 per vessel per calendar day, from $3.3 million for the three months ended December 31, 2013 and is primarily the result of approximately $0.8 million relating to training of additional crew on our operating VLGC fleet in anticipation of newbuilding deliveries as well as a general increase in vessel operating expenses due to additional vessels being delivered and operating in 2014.
General and administrative expenses were approximately $4.3 million for the three months ended December 31, 2014, an increase of $4.2 million from $0.1 million for the three months ended December 31, 2013, mainly due to vessel management services being transferred from the Manager to our wholly owned subsidiaries Dorian LPG (USA) LLC, Dorian LPG (UK) Ltd and Dorian LPG Management Corp., increased costs of being a public company and additional costs to service the new operating vessels. There was a decline in management fees from $1.1 million for the three months ended December 31, 2013 to no management fees for the three months ended December 31, 2014. General and administrative expenses for the three months ended December 31, 2014 were comprised of $1.9 million of salaries and benefits, $0.8 million of stock-based compensation, $0.7 million for professional, legal, audit and accounting fees, and $0.9 million of other general and administrative expenses.
Interest and finance costs amounted to less than $0.1 million for the three months ended December 31, 2014, a decrease of $0.5 million from $0.6 million for the three months ended December 31, 2013. The interest and finance costs consisted of interest incurred on our long-term debt of $0.7 million and amortization of financing costs of $0.2 million, less capitalized interest of $0.9 million. The average indebtedness during the three months ended December 31, 2014 was $123.3 million and the outstanding balance of our long‑term debt as of December 31, 2014 was $122.6 million.
Gain/(loss) on derivatives, net, amounted to a net loss of approximately $1.3 million for three months ended December 31, 2014, compared to a net gain of $0.3 million for the three months ended December 31, 2013. The net loss on derivatives for the three months ended December 31, 2014 was primarily comprised of a realized loss of $1.3 million and an unrealized loss of less than $0.1 million from the changes in the fair value of the interest rate swaps. For the three months ended December 31, 2013, the net gain on derivatives was comprised of an unrealized gain of $1.7 million from the changes in the fair value of the interest rate swaps partially offset by a realized loss of $1.4 million.
At December 31, 2014, we reported unrestricted cash of $182.8 million, and long-term debt, including the current portion, of $122.6 million, and we had remaining commitments under the VLGC Newbuilding Program of $886.2 million.
Market Outlook Update
Overall, LPG exports this year are on track to exceed 17 million metric tons, which is roughly a 25% increase over 2014.  This growth, which has been supported by export terminal expansions in the Gulf, has continued to drive high global fleet utilization and strong spot rates for VLGCs.  There can be no guarantee that rates will remain at these levels.

The recent decline in oil prices has not had any noticeable effect on demand for LPG shipping.  Based on the significant investments that have already been committed in export capacity in the Gulf, we have no expectations for any change in US export growth.  We further believe that the fundamentals that have propelled recent growth in global LPG demand remain largely unchanged as its attractive price levels and favorable environmental characteristics make it a preferred energy source for many sectors of the economy.
Seasonality
Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our quarters ending June 30 and September 30 and relatively weaker during our quarters ending December 31 and March 31, although 12‑month time charter rates tend to smooth these short‑term fluctuations. To the extent any of our time charters expires during the relatively weaker quarters ending December 31 and March 31, it may not be possible to re‑charter our vessels at similar rates. As a result, we may have to accept lower rates or experience off‑hire time for our vessels, which may adversely impact our business, financial condition and operating results.
Fleet
Our operating fleet currently consists of seven LPG carriers, including three fuel-efficient 84,000 cbm ECO-design VLGCs, three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of sixteen new fuel‑efficient 84,000 cbm ECO-design VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between April 2015 and January 2016.
Each of our newbuildings will be an ECO‑design vessel incorporating advanced fuel efficiency and emission‑reducing technologies. Upon completion of our VLGC Newbuilding Program, expected in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 10.8 years.

The following table sets forth certain information regarding our vessels as of February 2, 2015:
	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Estimated Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
OPERATING FLEET
VLGC
Captain Nicholas ML	82,000	Hyundai	A	2008	—	Spot	—
Captain John NP	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL (3)	82,000	Hyundai	A	2006	—	Shell	Q4 2019
Comet (4)	84,000	Hyundai	B	2014	X	Shell	Q4 2019
Corsair (5)	84,000	Hyundai	B	2014	X	Spot	—
Corvette (6)	84,000	Hyundai	B	2015	X	Spot	—

Small Pressure
Grendon	5,000	Higaki		1996	—	Spot	—
NEWBUILDING VLGCs
Cougar	84,000	Hyundai	B	Q2 2015	X	—	—
Cobra	84,000	Hyundai	B	Q2 2015	X	—	—
Continental	84,000	Hyundai	B	Q2 2015	X	—	—
Concorde	84,000	Hyundai	B	Q2 2015	X	—	—
Constitution	84,000	Hyundai	B	Q2 2015	X	—	—
Commodore	84,000	Hyundai	B	Q3 2015	X	—	—
Constellation	84,000	Hyundai	B	Q3 2015	X	—	—
Cresques	84,000	Daewoo	C	Q3 2015	X	—	—
Cheyenne	84,000	Hyundai	B	Q3 2015	X	—	—
Clermont	84,000	Hyundai	B	Q3 2015	X	—	—
Chaparral	84,000	Hyundai	B	Q4 2015	X	—	—
Commander	84,000	Hyundai	B	Q4 2015	X	—	—
Cratis	84,000	Daewoo	C	Q4 2015	X	—	—
Copernicus	84,000	Daewoo	C	Q4 2015	X	—	—
Challenger	84,000	Hyundai	B	Q1 2016	X	—	—
Caravel	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000

__________________
(1)	Represents calendar year quarters.

(2)	Represents vessels with very low revolutions per minute, long‑stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)	Currently on time charter with Shell that began in December 2014 at a rate of $850,000 per month.

(4)	Delivered on July 25, 2014 and on a time charter with Shell that began on that date at a rate of $945,000 per month.

(5)	Delivered on September 26, 2014 and currently in the spot market.

(6)	Delivered on January 2, 2015 and currently in the spot market.

Financial Information
The following table presents selected financial data and other data of Dorian LPG Ltd. as of and for the three and nine month periods ended December 31, 2014, the three months ended December 31, 2013 and the period July 1, 2013 (inception) to December 31, 2013.  This should be read in conjunction with the Company’s interim condensed consolidated financial statements and other financial information and analysis included as an exhibit to the Company’s Current Report on Form 6-K filed on February 5, 2015.

(in U.S. dollars, except fleet data)	Three months ended December 31, 2014	Three months ended December 31, 2013	Nine months ended December 31, 2014	July 1, 2013 (inception) to December 31, 2013
Statement of Operations Data
Revenues	$32,583,990	$13,707,591	$68,796,041	$19,763,273
Expenses
Voyage expenses	7,755,589	2,815,172	14,899,147	4,637,596
Vessel operating expenses	5,741,206	3,265,409	14,412,174	5,440,468
Management fees‑related party	—	1,125,000	1,125,000	1,997,356
Depreciation and amortization	3,966,640	2,474,780	9,467,720	4,157,476
General and administrative expenses	4,294,965	118,496	9,389,689	131,377
Total expenses	21,758,400	9,798,857	49,293,730	16,364,273
Operating income	10,825,590	3,908,734	19,502,311	3,399,000
Other income/(expenses)
Interest and finance costs	(34,491)	(554,309)	(250,483)	(1,204,172)
Interest income	104,169	228,345	345,797	328,383
(Loss)/gain on derivatives, net	(1,340,747)	330,580	(2,386,582)	(268,568)
Foreign currency (loss)/gain, net	(557,916)	1,656,897	(778,512)	1,889,842
Total other income/(loss), net	(1,828,985)	1,661,5132	(3,069,780)	745,485
Net income	$8,996,605	$5,570,247	$16,432,531	$4,144,485
Earnings per common share, basic and diluted	$0.16	$0.20	$0.29	$0.17
Other Financial Data
Adjusted EBITDA(1)	$15,096,762	$8,268,755	$30,062,118	$9,774,701
Fleet Data
Calendar days(2)	552	368	1,357	624
Available days (3)	552	367	1,304	604
Operating days(4)	435	367	1,117	600
Fleet utilization(5)	78.8%	100.0%	85.7%	99.3%
Average Daily Results
Time charter equivalent rate(6)	$57,077	$29,680	$48,251	$25,209
Daily vessel operating expenses(7)	$10,401	$8,873	$10,621	$8,719

(in U.S. dollars)	As of December 31, 2014	As of March 31, 2014
Balance Sheet Data
Cash and cash equivalents	$182,804,170	$279,131,795
Restricted cash, current	—	30,948,702
Restricted cash, non‑current	6,010,000	4,500,000
Total assets	1,010,221,551	840,245,766
Current portion of long-term debt	9,612,000	9,612,000
Long-term debt – net of current portion	113,022,000	119,106,500
Total liabilities	146,377,901	148,046,334
Total shareholders’ equity	863,843,650	692,199,432

(1)
Adjusted EBITDA represents net income before interest and finance costs, loss/(gain) on derivatives, net, stock compensation expense and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of derivatives, interest and finance costs, stock-based compensation expense, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.

Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.

The following table sets forth a reconciliation of net income to Adjusted EBITDA (unaudited) for the periods presented:
(in U.S. dollars)	Three months ended December 31, 2014	Three months ended December 31, 2013	Nine months ended December 31, 2014	July 1, 2013 (inception) to December 31, 2013
Net income	$8,996,605	$5,570,246	$16,432,531	$4,144,485
Interest and finance costs	34,491	554,309	250,483	1,204,172
Loss/(gain) on derivatives-net	1,340,747	(330,580)	2,386,582	268,568
Stock-based compensation expense	758,279	—	1,524,802	—
Depreciation and amortization	3,966,640	2,474,780	9,467,720	4,157,476
Adjusted EBITDA	$15,096,762	$8,268,755	$30,062,118	$9,774,701

(2)
We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

(3)
We define available days as calendar days less aggregate off‑hire days associated with scheduled maintenance, which include major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(4)
We define operating days as available days less the aggregate number of days that our vessels are off‑hire for any reason other than scheduled maintenance. We use operating days to measure the number of days in a period that our operating vessels are on hire.

(5)
We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non‑scheduled off‑hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(6)
Time charter equivalent rate, or “TCE rate”, is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period‑to‑period changes in a shipping company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue net of voyage expenses by operating days for the relevant time period.

(7)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by calendar days for the relevant time period.
Conference Call
A conference call to discuss the results will be held today, February 5, 2015 at 8:00 a.m. ET. The conference call can be accessed live by dialing 1-866-865-2015, or for international callers, 1-412-317-5416, and request to be joined into the Dorian LPG call. A replay will be available at 10:00 a.m. ET and can be accessed by dialing 1-877-344-7529, or for international callers, 1-412-317-0088. The pass code for the replay is 10059830. The replay will be available until February 13, 2015.
A live webcast of the conference call will also be available under the investor relations section at www.dorianlpg.com.
About Dorian LPG Ltd.
Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates six modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG has 16 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece. For more information, visit: www.dorianlpg.com.
Forward-Looking Statements
This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's Annual Report on Form 20-F, under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.
Contact Information
Ted Young; Chief Financial Officer: Tel.: +1 (203) 674-9695 or IR@dorianlpg.com